UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 7, 2019

SI FINANCIAL GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	0-54241	80-0643149
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

803 Main Street, Willimantic, Connecticut 06226

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (860) 423-4581

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously announced, SI Financial Group, Inc. (“SI Financial”) and Berkshire Hills Bancorp, Inc. (“Berkshire Hills Bancorp”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which SI Financial will merge with and into Berkshire Hills Bancorp (the “Merger”). Immediately following the Merger, Savings Institute Bank and Trust Company will merge with and into Berkshire Bank (the “Bank Merger”). On February 26, 2019, SI Financial (SEC File No. 000-54241) filed a definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”), with the Securities and Exchange Commission in connection with the Merger, which was first mailed to SI Financial stockholders on February 26, 2019.

On March 5, 2019, one purported SI Financial stockholder filed a putative class action lawsuit against SI Financial and the members of the SI Financial board of directors in the United States District Court for the District of Connecticut, captioned Bushanksy v. SI Financial Group, Inc. et al., Case No. 3:19-cv-00321. The plaintiff, on behalf of himself and similarly-situated SI Financial stockholders, generally alleges that the Proxy Statement/Prospectus contains material misstatements and omissions in violation of Section 14(a) and Section 20(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder. The plaintiff seeks injunctive relief, rescission of the Merger or rescissory damages (if the Merger is consummated), declaratory relief, and an award of attorneys’ fees and expenses.

In addition, on March 5, 2019, one purported SI Financial stockholder filed a putative class action lawsuit against SI Financial and the members of the SI Financial board of directors in the United States District Court for the Southern District of New York, captioned Raul v. SI Financial Group, Inc. et al., Case No. 1:19-cv-02038. The plaintiff generally alleges that the Proxy Statement/Prospectus contains material and misleading statements or material misrepresentations or omissions in violation of Section 14(a) and Section 20(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder. The plaintiff seeks injunctive relief, unspecified damages, a direction that SI Financial and the SI Financial board of directors disseminate a corrective amendment to the Proxy Statement/Prospectus, and an award of attorneys’ fees and expenses.

Additional Information and Where to Find It

In connection with the proposed merger, Berkshire Hills Bancorp has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-229506) (the “Registration Statement”) that includes a Proxy Statement of SI Financial and a Prospectus of Berkshire Hills Bancorp, and each of SI Financial and Berkshire Hills Bancorp may file with the SEC other relevant documents concerning the proposed merger. The definitive proxy statement/prospectus was first mailed to stockholders of SI Financial on or about February 26, 2019. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Copies of the Registration Statement and Proxy Statement/Prospectus and the filings that will be incorporated by reference therein, as well as other filings containing information about SI Financial and Berkshire Hills Bancorp, when they become available, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Berkshire Hills Bancorp at www.berkshirebank.com under the tab “Investor Relations” or from SI Financial at www.mysifi.com.

SI Financial and Berkshire Hills Bancorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SI Financial in connection with the proposed merger. Information about the directors and executive officers of SI Financial is set forth in the proxy statement for the SI Financial 2018 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 29, 2018. Information about the directors and executive officers of Berkshire Hills Bancorp is set forth in the proxy statement for the Berkshire Hills Bancorp 2018 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 6, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the Proxy Statement/Prospectus and other relevant documents regarding the proposed merger to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements

Certain statements contained in this Current Report on Form 8-K that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the SEC, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of our plans, objectives and expectations or those of our management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: the businesses of SI Financial and Berkshire Hills Bancorp may not be combined successfully, or such combination may take longer to accomplish than expected; the cost savings from the Merger may not be fully realized or may take longer to realize than expected; operating costs, customer loss and business disruption following the Merger, including adverse effects on relationships with employees, may be greater than expected; governmental approvals of the Merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the Merger; the stockholders of SI Financial may fail to approve the merger; adverse local, regional, national and international economic conditions and the impact they may have on us and our customers and our assessment of that impact; changes in the level of non-performing assets and charge-offs; changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements; the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board; inflation, interest rate, securities market and monetary fluctuations; political instability; acts of war or terrorism; the timely development and acceptance of new products and services and perceived overall value of these products and services by users; changes in consumer spending, borrowings and savings habits; changes in the financial performance and/or condition of our borrowers; technological changes; acquisitions and integration of acquired businesses; the ability to increase market share and control expenses; changes in the competitive environment among financial holding companies and other financial service providers; the quality and composition of our loan or investment portfolio; the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which we and our subsidiaries must comply; the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; changes in our organization, compensation and benefit plans; the costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews; greater than expected costs or difficulties related to the opening of new branch offices or the integration of new products and lines of business, or both; and/or our success at managing the risk involved in the foregoing items.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

SI FINANCIAL GROUP, INC.

Date: March 7, 2019	By:	/s/ Rheo A. Brouillard
Rheo A. Brouillard
President and Chief Executive Officer